Exhibit 99.1

FENNEC PROVIDES CORPORATE UPDATE AND FIRST QUARTER ENDED MARCH 31, 2015 FINANCIAL RESULTS

•	SIOPEL 6 Safety Data Featured in Poster at ASCO 2015

•	Strengthening of financial position through warrant proceeds

•	Presenting at Jefferies 2015 Global Healthcare Conference

Research Triangle Park, NC, May 15, 2015 – Fennec Pharmaceuticals Inc. (TSX: FRX, OTCQB: FENCF), a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its corporate developments and financial results for the first quarter ended March 31, 2015.

Fennec's lead clinical candidate, STS, has been studied by cooperative groups and completed enrollment in two Phase 3 clinical studies. STS has received Orphan Drug Designation in the US.

"I am very pleased that this year's achievements to date continue to build on the momentum established last year for STS," said Rosty Raykov, CEO of Fennec. "Some of the highlights include augmenting our financial position to carry us into 2016 and the release of important safety information from SIOPEL 6 at ASCO 2015."

Mr. Raykov added, "We look forward to meeting with both existing and new investors in the coming weeks at both ASCO and the Jefferies Global Healthcare Conference."

2015 Highlights to Date:

•	SIOPEL 6 safety data abstract accepted for poster presentation at American Society of Clinical Oncology (ASCO) 2015 Annual Meeting.
•	Net proceeds of $0.45 million from exercise of warrants by Fennec's largest shareholder Southpoint Capital.
•	Independent Data Monitoring Committee recommends the continuation of SIOPEL 6 after final safety review of 100 Patients.
•	Presenting at the Jefferies 2015 Global Healthcare Conference on June 2 at 11:30 am ET which is being held in New York City.

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim consolidated financial statements for the period ended March 31, 2015 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

	Three Months Ended
Interim Unaudited Statement of Operations	March 31, 2015	March 31, 2014
(U.S. Dollars in thousands except per share amounts)
Revenue	$-	$-
Operating expenses
Research and development	43	32
General and administrative	409	505
(Loss) from operations	(452)	(537)
Unrealized gain/(loss)	625	(2,655)
Other income/(expense)	4	(2)
Net income/(loss)	$177	$(3,194)

Basic and diluted net income/(loss) per common share	$0.02/0.01	$(0.11)

There was an increase in research and development expenses for the three months ended March 31, 2015 as compared to the same period in 2014 due to work related to STS Phase III trials and data analysis. In February, the IDMC of SIOPEL 6 recommended the study continue as planned after reviewing the safety of 100 patients enrolled in SIOPEL 6. Research and development costs are impacted by the clinical support costs associated with the amount of patients enrolled and participating in the trial during the financial period.

General and administrative expenses were down by almost 20% for the three month period ended March 31, 2015 as compared to the same period in 2014 due to a reduction in equity based compensation. This decrease was offset by increased professional consulting fees and travel associated with business development, investor relations, and European regulatory consulting. These increases are associated with the strategic initiatives for the development and marketing of STS.

The Company recorded an unrealized gain on derivatives of $625 in the three months ended March 31, 2015 compared to an unrealized loss of $2,655 in the three months ended March 31, 2014. These derivatives have been recorded at their fair value as a liability at issuance and will continue to be re-measured at fair value as a liability at each subsequent balance sheet date. Any change in value between reporting periods will be recorded as an unrealized gain/(loss). These warrants will continue to be reported as a liability until such time as they are exercised or expire. The fair value of these warrants is estimated using the Black-Scholes option-pricing model.

Cash and cash equivalents were $1,916 at March 31, 2015 and $2,307 at December 31, 2014. The decrease in cash and cash equivalents between March 31, 2015 and December 31, 2014 is due to clinical trial expenses related to our Phase III study of STS and our general and administrative expenses offset slightly by various option exercises during the quarter. The Company received approximately $27 in cash from the exercise of options to purchase an aggregate of approximately of 27 of our common shares.

Fennec Pharmaceuticals Inc.
Selected Financial Data
(U.S. Dollars in thousands)

Interim Unaudited Balance Sheets:	March 31, 2015	December 31, 2014
Assets
Cash and cash equivalents	$1,916	$2,307
Other current assets	33	65
Total Assets	$1,949	$2,372

Liabilities and stockholders’ equity
Current liabilities	$429	$440
Derivative liabilities	694	1,319
Total stockholders’ equity	826	613
Total liabilities and stockholders’ equity	$1,949	$2,372

At March 31, 2015, the Company had working capital balance totaling approximately $1.5 million compared to $1.9 million as of December 31, 2014. Working capital is calculated by subtracting the current liabilities of the Company from its current assets.

Working Capital	Three Months Ended
Selected Asset and Liability Data:	March 31, 2015	December 31, 2014
(U.S. Dollars in thousands)
Cash and cash equivalents	$1,916	$2,307
Other current assets	33	65
Current liabilities excluding derivative liability	429	440
Derivative liability	694	1,319
Working capital	$1,520	$1,932

Selected Equity:
Common stock	$68,683	$68,656
Accumulated deficit	(110,697)	(110,874)
Stockholders’ equity	826	613

Net cash used in operating activities for the three months ended March 31, 2015 was $418, as compared to $378 during the same period in 2014. This increase is due to increased cash outlays for research and development expenses incurred for ongoing STS Phase III trials, STS product development and general and administrative costs associated with the Company’s strategic initiatives designed to further develop new markets and partnering opportunities. Net cash provided by financing activities for the three months ended March 31, 2015 was $27 compared to $53 for the three months ended March 31, 2014. The $27 of net financing cash represented the aggregate exercise price paid in connection with 10 and 17 options being exercised to purchase common shares on February 18 and 20, 2015, respectively. Total decrease in cash and cash equivalents was $391 for the three months ended March 31, 2015 which is an increase of $66 over the same period in 2014.

	Three Months Ended
Selected Cash Flow Data:	March 31, 2015	March 31, 2014
(U.S. Dollars and shares in thousands)
Net cash used in operating activities	$(418)	$(378)
Net cash provided by investing activities	-	-
Net cash provided by financing activities	27	53
(Decrease)/Increase in cash and cash equivalents	$(391)	$(325)

Number of shares of common stock outstanding	10,620	9,769

Forward looking statements

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks that regulatory and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2014. Fennec Pharmaceuticals, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

Rosty Raykov

Chief Executive Officer

Fennec Pharmaceuticals Inc.

T: (919) 636-5144